May 19, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File Nos. 033-159992; 811-22309

Dear Mr. Newman:

Pursuant to your request, this letter provides responses to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., and to Sean Graber, of Morgan Lewis & Bockius, LLP, on April 25, 2014 in connection with your review of Post-Effective Amendment No. 16 (“PEA 16”) and Amendment No. 18 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on March 4, 2014 via PEA 16 for the purposes of registering the Transparent Value SMID-Cap Directional Allocation Fund (the “Fund “), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of April 25, 2014 to PEA 16, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

1.

Comment: In connection with submitting your response to Staff comments, please provide, in writing, a statement from the company acknowledging that (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see Registrant’s response as set forth in Appendix A, attached hereto.

Prospectus

2.

Comment: Consider restating the Fund’s investment objective to incorporate within it the objective of the Transparent Value SMID-Cap Directional Allocation Index (the “Index”) as described in the second sentence of the “Principal Investment Strategies” section of the Prospectus.

Response: The Registrant believes that the investment objective of the Fund is separate and distinct from the investment objective of the Index. The Registrant believes that the Fund’s investment objective, as currently stated, accurately represents the investment objective of the Fund, which is to provide investment results that, before fees and expenses, correspond generally to the performance of the Index. The Registrant believes that the description of the Index’s objective is appropriately shown within the Principal Investment Strategies section of the Prospectus.

3.

Comment: With respect to the Annual Fund Operating Expenses table, please either add a caption for Acquired Fund Fees and Expenses or indicate in your response that you do not anticipate acquired fund fees and expenses exceeding 0.01% of average net assets.

Response: The Registrant does not anticipate that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will exceed 0.01% for the current fiscal year. Therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

4.

Comment: Please remove the following sentence from the second footnote to the Annual Fund Operating Expenses table relating to the Adviser’s contractual agreement to reduce fees and reimburse expenses: “No reimbursement shall be paid to the Adviser until reported to the Board.”

Response: The Registrant has removed the referenced sentence from the second footnote to the Annual Fund Operating Expenses table.

5.

Comment: Please add disclosure specifying what the term “outperformance”, contained within the following statement presented within the Principal Investment Strategies section of the Prospectus, relates to: “The Index’s objective is to provide consistent long-term, risk adjusted outperformance with the goal of capturing more upside in rising equity markets and limiting the downside – including up to 100% cash allocation – during market downturns.”

Response: The Registrant has added the italicized language shown below to further define “outperformance”: “The Index’s objective is to provide consistent long-term, risk adjusted outperformance of the broad U.S. equity markets with the goal of capturing more upside in rising equity markets and limiting the downside - including up to 100% cash allocation- during market downturns.”

6.

Comment: Please revise the disclosure contained within the summary section of the Prospectus entitled “Fund Management – Portfolio Managers” to set forth only the name, title and length of service of the portfolio managers listed therein. Please reposition any additional disclosure to the section entitled “Portfolio Managers” within the Prospectus.

Response: The Registrant has revised the referenced disclosure as requested.

7.

Comment: Please add a sentence in the summary section of the Prospectus entitled “Tax Information” stating that investments made through tax-deferred arrangements may be subject to taxation upon withdrawal.

Response: The Registrant has added the following sentence to the noted disclosure: “Investments made through tax-deferred arrangements may be subject to taxation upon withdrawal.”

Statement of Additional Information

8.

Comment: In the discussion contained within the section of the SAI entitled “Description of Permitted Investments – U.S. Government Securities”, please add disclosure regarding investments in floating rate treasuries, if applicable.

Response: The Fund does not invest in floating rate treasuries.

In addition to the above changes, the Registrant will also, among other things, complete certain data points and make certain clerical changes to the Registration Statement.

* * *

Please feel free to contact the undersigned at 720.917.0983 should you have any questions.

Sincerely,

/s/ Rhonda A. Mills
Rhonda A. Mills, Esq.

cc:	Armen Arus, President, Transparent Value Trust
Sean Graber, Morgan, Lewis & Bockius LLP

Appendix A

Transparent Value Trust

330 Madison Avenue, 10th Floor

New York, NY 10017

May 19, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File Nos. 033-159992; 811-22309

Dear Mr. Newman:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Armen Arus
Armen Arus
President

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